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                                  EXHIBIT 20.3

                         FORM OF LETTER TO STOCKHOLDERS

Dear Stockholder:

        On October 28, 1997, your Board of Directors adopted a stockholder rights plan in an effort to assure that all Long Beach Financial Corporation stockholders receive maximum value in the event of an attempted or actual takeover of the Company. We have enclosed a summary description of the plan, which we urge you to read carefully.

        Adoption of rights plans is a common practice among public companies in the United States. Rights plans are intended to provide the Board of Directors with additional time and bargaining power to protect stockholder interests in the event of an unsolicited takeover bid. Long Beach Financial's rights plan will not prevent a takeover of the Company on terms that are in the best interests of all stockholders. However, the rights plan should encourage a potential acquiror to negotiate with the Board prior to attempting a takeover. This should position the Board to protect your interests.

        The Long Beach Financial rights plan involves distribution of one "Right" for each share of common stock outstanding on November 21, 1997. Thereafter, each newly issued share of common stock will also include a Right. Initially, there will be no separate Rights certificates. Instead, each Right will simply be a part of the share of common stock to which it is attached. It will be represented by the common stock certificate, it will trade automatically with the common stock, and it will not be separable or exercisable unless certain events occur.

        If a person or group acquires 15% or more of Long Beach Financial's outstanding common stock, each Right not owned by the acquiror or its affiliates will entitle its holder to pay the Company $68.75 (the exercise price per Right) and receive newly issued shares of common stock worth $137.50. For example, if the stock were trading at $20, each Right would entitle its holder to purchase
6.875 shares for $68.75, or $10 per share. This ability of stockholders other than the acquiror to purchase additional shares at a 50% discount from market would cause an unapproved takeover to be much more expensive to an acquiror. As a result, a potential acquiror would have a strong incentive not to pursue a hostile strategy, and instead to negotiate with your Board of Directors to redeem the Rights or approve the transaction so that the Rights do not become exercisable.

        Adoption of the rights plan does not affect the financial strength of the Company and will not interfere with our business strategy and plans. The issuance of the Rights alone will not affect earnings per share or change the way in which you can presently trade the Company's shares.

        The attached summary describes the Rights in more detail. Thank you for your continued support of Long Beach Financial Corporation.

Sincerely,


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M. Jack Mayesh
Chief Executive Officer and
Chairman of the Board















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